CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                               CHICAGO, IL 60603


                               September 21, 2012


VIA EDGAR CORRESPONDENCE
------------------------
Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 959
                     MLP & Energy Funds Portfolio, Series 1
                       File Nos. 333-183456 and 811-03763

Dear Mr. Bartz:

     This letter responds to your comment letter to us dated September 19, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 959, filed on August 21, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 1 (the "Trust"). For your convenience, your comments are set forth below and are followed by our responses.

                                   PROSPECTUS

COVER PAGE

     1. The term "MLP" in the Trust's name is not defined until the first paragraph of the Principal Investment Strategy section. Since the Trust's name may cause investor confusion, please provide clarification on the cover page as to the meaning of the term "MLP." Also, the Trust's name, "MLP Portfolio," may lead investors to mistakenly believe that the Trust is an MLP. Please revise the name to indicate that the Trust is a portfolio of MLPs.

RESPONSE: Because the Trust invests in MLPs and funds that invest in MLPs and/or companies in the energy sector as classified by Standard & Poor's ("S&P") Global Industry Classification Standard ("GICS"), the name of the Trust has been changed to "MLP & Energy Funds Portfolio" in response to this comment.

INVESTMENT SUMMARY - PRINCIPAL INVESTMENT STRATEGY

     2. Please disclose the types of MLPs in which the Trust will invest (e.g., energy, real estate).

RESPONSE: The Trust invests in energy MLPs.

     3. The second sentence of this section states that the Trust will invest at least 80% of its assets in various securities, including closed-end funds that invest substantially all of their assets in master limited partnerships ("MLPs") and "energy related asset classes." Also, the disclosure states that an exchange traded fund ("ETF") that tracks the Alerian MLP Infrastructure Index may be included in the Trust's 80% investment policy in MLPs. Since the Trust's name includes the term "MLP," please explain to us why "energy related asset classes" and shares of the index ETF should be considered MLPs. Also, please explain to us why the Trust's indirect investments (through the closed-end funds) listed in the third through ninth bullet points in this section should be considered MLP investments. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

RESPONSE: The name of the Trust has been changed in response to this comment. Also, the disclosure in the third through ninth bullet has been changed to "securities issued by MLPs, such as warrants, convertible bonds, preferred securities, corporate bonds, senior loans, high-yield bonds and international bonds."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren